SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ANAC renews TAM’s concession for ten years

São Paulo, November 21, 2011 – (BM&FBOVESPA: TAMM4/NYSE: TAM) - ANAC (the National Civil Aviation Agency) has renewed TAM Linhas Aéreas’ concession to provide regular public passenger, cargo and mail air transport services for a further ten years. The agreement was signed last Friday, November 18,  by ANAC’s president, Marcelo Guaranys, and TAM’s CEO, Líbano Barroso, and Vice-President of Operations and Maintenance, Ruy Amparo, during the Leadership Forum held by ALTA (the Latin American and Caribbean Air Transport Association) in Rio de Janeiro.

Following analysis, the renewal was unanimously approved by the agency’s five directors and published in the Diário Oficial da União on November 9, 2011. “It is symbolic that the contract was renewed in a year in which we completed 35 years of operations in Brazil. It also underlines the fact that we have respected the sector’s regulations while ensuring the levels of excellence demanded by the market. And we will continue to do everything possible to provide top-quality service for our clients,” declared Barroso.

Founded in 1976 with the mission of exceeding its clients’ expectations by offering exemplary services at affordable prices, TAM has become the largest airline in Brazil. With more than 29,000 employees and a fleet of 154 aircraft, which also happens to be one of the youngest in the world,  it flies to 43 destinations in Brazil and 19 abroad, including the new route to Mexico City, which was inaugurated on October 30, 2011.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Linhas Aéreas and Director of Investor Relations for TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 38.2% in Setembro; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 88.6% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (153 operational aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 17 million tickets via point redemption and is part of the Multiplus network, currently with 8.9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,185 destinations in 185 countries.

Disclaimer about future information:

This statement may include forecasts on future events. Such forecasts reflect only expectations from the Company management and involve risks and uncertainties, whether expected or not. The Company is not responsible for operations or investment decisions made based on information included herein. Such forecasts are subject to change without prior warning.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.